UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Nasdaq Notification Regarding Minimum Bid Price Requirement

Nvni Group Limited (the “Company”) has received a notification letter, dated April 14, 2025, from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price per share of its ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

The notification letter has no immediate effect on the listing of the Company’s ordinary shares, and the Company’s ordinary shares continue to trade on Nasdaq under the symbol “NVNI”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until October 13, 2025 (the “Compliance Period”), to regain compliance with Nasdaq’s Minimum Bid Price Requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by October 13, 2025, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

The Company intends to monitor the closing bid price of its ordinary Shares and will consider its options in order to regain compliance with the Minimum Bid Price Requirement, including by means of reverse share split approved on the extraordinary shareholders meeting held on March 20, 2025, as disclosed on the Company’s Form 6-K dated March 21, 2025.

Nasdaq Notification Regarding Minimum Market Value of Listed Securities

On April 14, 2025, the Company received a letter from Nasdaq indicating that, based upon the Company’s market value of listed securities (“MVLS”) for the 30 consecutive business day period from February 28, 2025 through April 11, 2025, the Company did not maintain the minimum MVLS of US$35,000,000 required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2). The Company will be afforded a period of 180 calendar days, or until October 13, 2025 (the “MVLS Compliance Period”), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(C).

In order to regain compliance with Nasdaq’s minimum MVLS requirement, the minimum MVLS of the Company’s ordinary shares must meet or exceed US$35,000,000 for a minimum of ten consecutive business days during the MVLS Compliance Period. In the event the Company does not regain compliance by the end of the MVLS Compliance Period, the Company will receive written notification that its securities are subject to delisting, which the Company may appeal to a hearings panel. The Company intends to continue to monitor the MVLS of its ordinary shares between now and October 13, 2025, and will consider the various options available to the Company if its ordinary shares do not trade at a level that is likely to regain compliance. There can be no assurance that the Company will be able to regain compliance with the MVLS requirement or maintain compliance with any of the other Nasdaq Capital Market continued listing requirements.

The foregoing letter has no immediate effect on the listing of the Company’s ordinary shares, which will continue to be listed and traded on Nasdaq under the symbol “NVNI”, subject to the Company’s compliance with the other continued listing requirements of the Nasdaq Capital Market.

On April 17, 2025, the Company issued a press release announcing its receipt of the above referenced letters from the Nasdaq. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated April 17, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: April 17, 2025	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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